SEC 1473 (02-02)
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Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940
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(Print or Type Responses)


1.Name and Address of Reporting Person*
Lloyd-Butler,     Tom          50 Osgood Place, San Francisco, CA 94133

2.Date of Event Requiring Statement (Month/Day/Year)
March 27, 2002

3.I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.Issuer Name and Ticker or Trading Symbol
Fresh America Corp  FRES

5.Relationship of Reporting Person(s) to Issuer (Check all applicable)
__Director
X_10% Owner
__Officer (give title below)
__Other (specify below)
___________________________

6.If Amendment, Date of Original (Month/Day/Year)


7.Individual or Joint/Group Filing (Check Applicable Line)
X_Form filed by One Reporting Person
__Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned


1.Title of Security (Instr. 4) Common Stock
2.Amount of Securities Beneficially Owned (Instr. 4) 734,300
3.Ownership Form: Direct (D) or Indirect (I) (Instr. 5)I
4.Nature of Indirect Beneficial Ownership (Instr. 5)
By Limited Partnerships and Investment Advisory Accounts*


Table II - Derivative Securities Beneficially Owned (e.g.,puts,calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)
2.Date Exercisable and Expiration Date (Month/Day/Year)
3.Title and Amount of Securities Underlying Derivative Security (Instr. 4) 4.Conversion or Exercise Price of Derivative Security
5.Ownership Form of Derivative Securities:
Direct (D) or  Indirect (I) (Instr. 5)
6.Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable Expiration Date  Title   Amont or Number of Shares


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.Explanation of Responses:



___________________________
**Signature of Reporting Person
___________________________
Date
*
If the form is filed by more than one reporting person, see
Instruction 5(b)(v).
**
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.






http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 02/11/2002